Exhibit 99.2

FOR IMMEDIATE RELEASE

Rezolve Ai Goes Directly to Commerce.com Shareholders with Proposal to Create a $700+ Million Global Agentic Commerce Powerhouse

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Offers 1 Rezolve Share for 2 Commerce.com Shares After Board Refuses to Engage
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Bypasses Commerce.com Board to Stop "Wealth Destruction"
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Issues Fiduciary Warning as Commerce.com Faces "Terminal Standalone Decline"

New York – April 8, 2026 – Rezolve Ai PLC (NASDAQ: RZLV) (“Rezolve”), the global leader in AI-native commerce infrastructure, today announced it has issued an open letter to the shareholders of Commerce.com Inc. (NASDAQ: CMRC) (“Commerce.com”). This action follows the Commerce.com Board’s repeated refusal to engage in substantive discussions regarding a strategic combination that would protect shareholder value from further erosion and unlock transformational value.

A Fiduciary Crisis: Board and Management Failure Resulting in Wealth Destruction

Rezolve Ai’s public intervention is driven by the visible and sustained failure of Commerce.com’s Board and management to protect shareholder value or articulate a credible strategy for the future:

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Market Rejection: Since its 2020 initial public offering, Commerce.com’s stock has lost over 96% of its value under the stewardship of its current Board and management.
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Operational Stagnation: Annual Recurring Revenue (ARR) growth has withered to approximately 3% YoY with the Commerce.com Board forecasting just 1.5% year-on-year growth.
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Zombie Stock: With anemic daily trading volume, shareholders are trapped in an illiquid asset with no visible catalyst for a re-rating.
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Strategic Deficit: Standing alone under its current leadership, Commerce.com lacks the proprietary AI architecture and industrial-scale infrastructure required to compete in the shift to agentic commerce.

The AI-First Consolidator

Commerce.com possesses real, underutilized assets: a global customer base, an installed base of more than 60,000 online stores, established enterprise relationships and meaningful recurring revenues. The Board and management team are squandering them. Deploying Brain Suite and RezolvePay across Commerce.com's network of 60,000 captive merchants will instantly accelerate Rezolve’s proprietary payment rail rollout and unlock robust new monetization streams, value that Commerce.com’s current leadership is incapable of realizing. Together, the two companies will form a $700+ million revenue global powerhouse that is instantly profitable, ending the era of speculative AI and creating a self-sustaining platform built on real revenue, real margins and real scale. This is a textbook value creation opportunity for all shareholders.

The Offer: A Disciplined Path to Value Recovery

Rezolve Ai is proposing an all-stock combination at a fixed exchange ratio of 2 shares of Commerce.com series 1 common stock for one ordinary Rezolve Ai share, limiting Rezolve Ai shareholder dilution to under 10%. This reflects a disciplined valuation of Commerce.com’s business relative to Rezolve and it is still far more than the Commerce.com Board's current strategy will ever deliver. While Commerce.com stagnates at 3% growth and zero liquidity, Rezolve is the high-velocity engine of the AI era. This carefully reasoned structure reflects the objective market reality:

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The Valuation Gap: Wall Street values Rezolve Ai at $11.00, nearly 4x the current trading price. By exchanging into Rezolve Ai at a 2:1 ratio, Commerce.com shareholders are swapping a stagnant, illiquid asset for $5.50 of implied value per share. This is a substantial premium over the decline and total lack of vision that currently defines Commerce.com under its present Board.
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The Liquidity Lifeboat: Rezolve Ai shares trade over 23.6 million shares daily, offering shareholders unmatched liquidity compared to Commerce.com's dead volume. Shareholders currently trapped in Commerce.com’s relatively illiquid stock are being offered a demonstrably more liquid instrument at a defining moment in the AI growth cycle.

Rezolve Ai: Proven Execution at Scale

While Commerce.com’s Board and management stagnate, Rezolve Ai has systematically deployed its capital and technology to build its presence in the category:

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Explosive Growth: H2 2025 revenue grew 543% over H1, validating Rezolve Ai’s hockey-stick trajectory.
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Forward Visibility: Rezolve Ai entered 2026 with $232 million in contracted revenue already secured. Based on this momentum, the company has increased its 2026 revenue guidance to $360 million, representing 7.5x year-on-year growth.
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Capital Efficiency: Rezolve Ai has secured over $750 million in total funding, with no need for additional operational equity to execute its 2026 mission. This capital has been aggressively put to work to capture the enterprise search and transaction layers.
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Industrial Scale: In 2025, Rezolve Ai’s infrastructure processed 112.7 billion API calls and reached nearly 60 million consumer devices.
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A Global Giant: By combining the businesses, we create an instantly profitable global giant with over $700 million in revenue, ending the era of speculative AI.

"We have been transparent with the Commerce.com Board, but they have chosen not to engage while their shareholders suffer through decline," said Daniel M. Wagner, Chairman and CEO of Rezolve Ai PLC. "This 2-for-1 exchange offers a strategic reset for Commerce.com, and now we are going directly to the people who actually own this company. This combination would create a $700 million revenue powerhouse, and it is Commerce.com shareholders' one chance to swap a sinking stock for a seat in a hyper-growth AI commerce powerhouse. The Commerce.com Board had their turn. Now it is the shareholders' turn."

Additional Information

For more information, shareholders can contact Rezolve Ai's Information Agent Georgeson LLC.

Information Agent

Bill Fiske / Jim Gill, Georgeson LLC

Toll-free: +1 (877) 811-6561

Email: CommerceInfo@Georgeson.com

Shareholders are also encouraged to review the formal Open Letter and Rezolve’s recent 2025 Annual Report, both of which have been filed with the SEC and are available at www.rezolve.com.

ENDS

Media Contact

The One Nine Three Group

RezolveAi@the193.com

Investor Contact

investors@rezolve.com

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite is the world’s first enterprise AI platform built for Agentic Commerce, delivering advanced tools that harness artificial intelligence to power search, transact, fulfill, and personalize at global scale. For more information, visit www.rezolve.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve AI plc (“Rezolve”) may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, “design” and similar expressions as they relate to us, our performance and/or our technology, including statements regarding the proposed transaction, benefits and synergies of the proposed transaction and future opportunities for the combined company, are intended to identify such forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to the ultimate outcome of any possible transaction between Rezolve and Commerce.com Inc. (“Commerce”), including the possibility that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Commerce will cooperate with Rezolve regarding the proposed transaction; Rezolve’s ability to consummate the proposed transaction with Commerce; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; the possibility that Rezolve may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Commerce’s operations with those of Rezolve; that such integration may be more difficult, time-consuming or costly than expected; and that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction. You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 30, 2026 (the “Rezolve 20-F”), and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

Additional Information

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as

amended. This press release relates to a proposal that Rezolve has made for a business combination transaction with Commerce. In furtherance of this proposal and subject to future developments, Rezolve (and, if applicable, Commerce) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the “SEC”).

Investors and security holders of Rezolve and Commerce are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Rezolve and/or Commerce, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Rezolve through the web site maintained by the SEC at www.sec.gov, and by visiting Rezolve’s investor relations site at https://investor.rezolve.com/.

This press release is neither a solicitation of a proxy nor a substitute for any proxy statement,

registration statement, tender offer statement, prospectus or other document Rezolve and/or Commerce may file with the SEC in connection with the proposed transaction. Nonetheless, Rezolve and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Rezolve’s executive officers and directors in the Rezolve 20-F. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Rezolve’s investor relations site at https://investor.rezolve.com/.